UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 9, 2026, JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), entered into a new share exchange agreement (the “Second Share Exchange Agreement”) with Dazzly Investment, Inc., a privately held corporation organized under the laws of the Marshall Island (“Dazzly” or “Seller”), and all shareholders of the Seller (the “Seller Shareholders”). As previously disclosed by the Company in its current report on Form 6-K dated May 22, 2026, on May 20, 2026, pursuant to the first share exchange agreement among the Company, Seller, and Seller Shareholders dated April 13, 2026, the Company acquired an aggregate of 3,500 shares of common stock, 0.01 par value per share of the Seller (the “Seller Common Stock”), equal to 10% of the total outstanding capital stock of the Seller, in exchange for the issuance of an aggregate of 2,783,046 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), on a pro rata basis, to Seller Shareholders.

Pursuant to the Second Share Exchange Agreement, the Company agreed to purchase from the Seller Shareholders, and the Seller Shareholders agreed to sell to the Company, additional 6,650 shares of the Seller Common Stock (the “Additional Purchased Shares”), constituting 19% of the total outstanding capital stock of the Seller, on a pro rata basis, so that each Seller Shareholder will sell to the Company 950 shares of the Additional Purchased Shares, in consideration for the issuance by the Company an aggregate of 4,970,000 shares of Common Stock, on a pro rata basis, where each Seller Shareholder will receive 710,000 shares of Common Stock (the “Exchange Shares”), constituting approximately 29% of the Company’s outstanding Common Stock, valued at $7.52 per share (a 20% discount from the $9.40 closing price on November 6, 2026, as reported by the Nasdaq Capital Market).

Dazzly, through Lang Hui Trade Limited (“Lang Hui”), a Hong Kong company and its wholly-owned subsidiary, is a business-to-business (B2B) pharmaceutical distributor and wholesaler in the Hong Kong pharmaceutical supply chain. It acts as an intermediary between pharmaceutical manufacturers (local and international) and downstream buyers. The key elements of its day-to-day mode of operations include: (a) sourcing and procurement; (b) import, export and local distribution; and (c) sales and supply process.

The closing of the Second Share Exchange Agreement will occur upon satisfaction of certain conditions, including, among other things: (a) the accuracy of the parties’ respective representations and warranties in the Second Share Exchange Agreement, subject to specified materiality qualifications; (b) compliance by the parties with their respective pre-closing obligations in the Second Share Exchange Agreement in all material respects; and (c) submission by the Company of the Listing of Additional Shares notification to the Nasdaq Capital Market at least 15 calendar days before the issuance of the Exchange Shares.

The terms of the Second Share Exchange Agreement and the Exchange Shares were approved by the Seller Shareholders, the board of directors of each Dazzly and the Company, and the holders of a majority of capital stock of the Company, as being fair and in the best interests of the Company and its shareholders.

The Company intends to issue the Exchange Shares in reliance upon exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation S promulgated by the Securities and Exchange Commission thereunder, as a transaction by an issuer not involving public offering.

The preceding summary of the Second Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Second Share Exchange Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Exhibit No.	Description
10.1	Second Share Exchange Agreement among the Company, Dazzly Investment, Inc. and shareholders of Dazzly Investment, Inc. dated November 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2026	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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